Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: November 21, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On November 21, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

On November 21, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed by The Bitcoin Economy Podcast. The excerpt of the transcript is provided below.

Host: And I’m here with Jamie Leverton from ReserveOne, who’s the CEO, former CEO of Hut 8. And we were just talking about Canada and how you moved Hut 8 over initially from Canada to the US. And we were talking crazy politics that are happening and where all the money was in Canada initially. And now it’s shifted back to the US, even though we are in a government shutdown.

Jaime Leverton: Yes, unfortunately, we are still in a government shutdown, which means the SEC is broadly shut down. So files aren’t moving, which is unfortunate for those of us that are in queue. But yeah, before we started rolling, we were just talking about I spent most of my career working in Canadian companies. I’m Canadian. Ethereum was founded in Canada. We really had a great ecosystem of innovators early in blockchain. We actually, our capital markets were quite innovative. We had miners going public Bitcoin miners in 2017 exchanges listing and in 18. We had a Bitcoin ETF trading about 18 months before the US did. So we saw a lot of liquidity come to Canada to get access to the digital asset ecosystem through equities because we were we were very much leading. And now we’ve seen an inversion of that. The US obviously leapfrogged a bit with respect to regulatory clarity, genius and having been done. And now with market structure, the Clarity Act on the table, the Trump government really, really pro crypto looking at the strategic Bitcoin reserve, the digital asset stockpile. And we’ve just seen capital formation really become dominant once again here in the United States. And liquidity very much dominant in for our ecosystem here in the US.

Host: And with the government shutdown in terms of the SEC opening things up, is it waiting for the full thing? And I think it’s February or the end of January?

Jaime Leverton: No, we expect whenever the shutdown is officially over, hopefully this week. I think there’s optimism that it’s that it’s sooner rather than later. And the SEC goes back to work in full force.

Host: ReserveOne, one of the most anticipated IPOs in the space. And can you just touch on it? Because it’s unique. You guys have a different flavor on it. You guys come from capital markets. You guys are the suits that are coming into the place. Right. Which I think is a good thing. I see a lot of these coffee companies starting buying Bitcoin, their Bitcoin treasury company, and they’re no longer around. Right.

Jaime Leverton: It sounds like code for how seasoned we are. Right. But no, all jokes aside, we are building something that’s very unique and differentiated from anything else we see in this space. We’re the only diversified digital asset treasury company. So rooted in Bitcoin, about 80 percent expected to be about 80 percent of our assets held in Bitcoin and then 20 percent in an alt sleeve inspired by what the Fed is going to maintain in the digital asset stockpile. So to begin with, it expected to be Ethereum, Solana, ADA, XRP. For us, we weight our allocation to those assets based on their free float market cap and their ability to generate yield because we will be active as well. So really trying to put the assets to work while we hold them on our balance sheet to generate returns in order to help cover some of the overhead of the company. And then we’ve also built in within the structure the option of allocating up to 10 percent of our AUM into high conviction venture opportunities within this space. So another way to give investors exposure to deals that they couldn’t, wouldn’t normally be able to access. So really excited to bring the structure to market. We did announce a few weeks ago that we had confidentially filed our S-4, so really excited to get the gears of government rolling again so that we can get through the rest of our process.

Host: And if it’s just purely Bitcoin, people are always asking that question. Why not just buy Bitcoin? Right. And I think you guys have some of that answer. We have that optionality to go out and buy some of these faster moving vehicles as well as just thinking about some of the startups, those long tails.

Host: You can hit those home runs. Has that been like tough? Like when you’re talking to investors, you know, seeing some of these treasury companies come down 80 percent, 90 percent. How has that narrative shifted and how are those conversations going today?

Jaime Leverton: I feel very blessed that we structured something that wasn’t, you know, what was hot in the spring. We really built something in a way that that’s differentiated. And we were trying to be thoughtful about how we built the company and built the structure because we want to be here three, five, ten years from now. It’s very much a long term. And if you look at how we’re building out the slate of directors that we expect to have on board, really looking for a mix of not just people that have been in the digital asset space, but really, you know, deep Wall Street, deep Washington. We’ve got private equity. So really just a completely different structure that I think people are really excited about.

Host: You guys consider yourself like a hedge fund? Or it’s like active? You guys are able to buy and sell and take advantage of the price volatility, right?

Jaime Leverton: Yeah, much, much more active, obviously cautious in how we do it. We’re not looking for a regular rebalancing. We don’t want to trigger tax implications, but definitely looking to put the assets to work in a way that I think is going to be unique in this space.

Host: Yeah. And we’re here at Canter, right? It’s like this is made for you, right? It’s crypto, energy and AI, right?

Jaime Leverton: So all the things I’ve done.

Host: Exactly. So what are you hoping to see? Like, I guess with the U.S., I know with AI, you need energy. Right. And with Bitcoin, what have you taken from Hut 8 that you can bring to ReserveOne and just overall at the conference? What are you looking forward to?

Jaime Leverton: Yeah, I mean, it’s great. It’s always great to see people in person. I think with Covid, we got into a bit of a Zoom culture. So being able to actually sit down face to face, shake hands, hug old friends. It’s really nice. And the turnout here is incredible. The reception last night was absolutely packed. I felt like it was a wedding, just hugging, hugging, hugging. But it’s been amazing. I think, look, I really benefited sitting at the helm of Hut 8 for as many years as I did and really understanding investor sentiment, what people are looking for. A lot of that went into how we thought about building the structure and really creating a company that allows investors to get access to the upgrade of the system. So really exposure to TradFi, meeting digital assets, doing that full institutionalization for the first time, which is really exciting to be a part of.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.